Exhibit 23.4
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the use in this Registration Statement on Form S-1 of our report dated May 14, 2025 (Except for a) the determination of earnings per share in the Consolidated Statements of Operations and Comprehensive Loss and the presentation of share counts in the Consolidated Statements of Stockholders’ Equity as discussed in Notes 1, 2, 12, and 13 and the effects of the reverse stock split discussed in Note 1 as to which the date is October 9, 2025; and b) the disclosure of the restatement discussed in Note 1 as to which the date is January 8, 2026), relating to the financial statements of Public Policy Holding Company, Inc. and subsidiaries for the year ended December 31, 2023. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ MN Blum LLC
MN Blum LLC
Rockville, Maryland
January 20, 2026